Exhibit 5.1

Graubard Miller
405 Lexington Avenue
New York, New York 10174

April 2, 2014

Kitara Media Corp.
525 Washington Blvd., Suite 2620
Jersey City, New Jersey 07310

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-8 (the “Registration Statement”) filed by Kitara Media Corp. (formerly known as Ascend Acquisition Corp.), a Delaware corporation (“Company”), under the Securities Act of 1933, as amended (the “Act”), with respect to (i) an aggregate of 6,000,000 shares of common stock, par value $.01 per share (“Common Stock”), to be offered by the Company under the Kitara Media Corp. 2012 Long-Term Incentive Equity Plan (the “2012 Plan”), including an aggregate of  5,775,000 shares of Common Stock issuable upon the exercise of outstanding options under the 2012 Plan, and (ii) an aggregate of 6,000,000 shares of Common Stock to be offered by the Company under the Kitara Media Corp. 2013 Long-Term Incentive Equity Plan (the “2013 Plan,” and together with the 2012 Plan, the “Plans”), including an aggregate of 3,342,500 shares of Common Stock issuable upon the exercise of outstanding options under the 2013 Plan.

We have examined such documents and considered such legal matters as we have deemed necessary and relevant as the basis for the opinion set forth below.  With respect to such examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as reproduced or certified copies, and the authenticity of the originals of those latter documents.  As to questions of fact material to this opinion, we have, to the extent deemed appropriate, relied upon certain representations of certain officers and employees of the Company.  We have also assumed that in granting future awards under the Plans, the Board of Directors of the Company or the appropriate committee thereunder will exercise its discretion in establishing the terms of such awards in accordance with the terms of the applicable Plan and within the permissible limits of the law of the State of Delaware and the certificate of incorporation, as amended, and by-laws, as amended, of the Company.

Based upon and subject to the foregoing, it is our opinion that the shares of Common Stock to be issued by the Company under each Plan, when sold in accordance with the terms of the Plan and the individual instruments or agreements governing their issuance, will be legally issued, fully paid and nonassessable.

In giving this opinion, we have assumed that, prior to the issuance of the shares of the Company’s Common Stock, (a) all certificates for such shares will be duly executed on behalf of the Company by the Company’s transfer agent and registered by the Company's registrar, if necessary, and will conform, except as to denominations, to specimens which we have examined, or (b) all book-entries for such shares will be duly made by the Company’s transfer agent in the name of The Depository Trust Company or its nominee.

The opinion expressed herein is limited to the corporate laws of the State of Delaware, and we express no opinion as to the effect on matters covered by this letter of the laws of any other jurisdiction.

We hereby consent to the use of this opinion as an exhibit to the Registration Statement, to the use of our name as your counsel and to all references made to us in the Registration Statement.  In giving this consent, we do not hereby admit that we are in the category of persons whose consent is required under Section 7 of the Act, or the rules and regulations promulgated thereunder.

Very truly yours,

/s/ Graubard Miller